UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS TO THERETO FILED PURSUANT TO
Exchange Act of 1934
§ 240.13d-2(a)

Capital City Bank Group, Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

13974105

(CUSIP Number)

Douglas W. Smith
3042 Hawks Glen
Tallahassee, Florida 32312
(850) 591-1851

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 5, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 13974105	Page 1 of 5 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Estate of Robert Hill Smith
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) Not applicable.
6.	Citizenship or Place of Organization Florida

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 2,003,780
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 2,003,780
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,003,780
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.6%
14.	Type of Reporting Person OO

CUSIP No. 13974105	Page 2 of 5 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Douglas W. Smith
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) Not applicable.
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 8,209
	8.	Shared Voting Power 2,003,780
	9.	Sole Dispositive Power 8,209
	10.	Shared Dispositive Power 2,003,780

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,011,989
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.6%
14.	Type of Reporting Person IN

CUSIP No. 13974105	Page 3 of 5 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). E. Drew Mitchell
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e) Not applicable.
6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	7.	Sole Voting Power 0
	8.	Shared Voting Power 2,003,780
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 2,003,780

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,003,780
12.	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 11.6%
14.	Type of Reporting Person IN

CUSIP No. 13974105	Page 4 of 5 Pages

Item 1.  Security and Issuer.

This filing pertains to the Common Stock, $0.01 par value per share (“Common Stock”), of Capital City Bank Group, Inc., a Florida corporation (the “Issuer”). The principal executive offices of the Issuer are located at 217 North Monroe St., Tallahassee, FL 32301. The percentage of shares of Common Stock reported owned by the persons named herein is based upon 17,318,789 shares of Common Stock outstanding as of April 30, 2013 as set forth in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 9, 2013. The holdings reported herein are as of the close of business on June 17, 2013.

Item 2.  Identity and Background.

(a)	The persons filing this statement are the Estate of Robert Hill Smith (the “Estate”) and Douglas W. Smith and E. Drew Mitchell, the co-personal representatives of the Estate (collectively, the “Reporting Persons”).

(b)	The business address of the Reporting Persons is 3042 Hawks Glen, Tallahassee, Florida 32312.

(c)	Douglas W. Smith’s principal occupation is owner of a security alarm business. E. Drew Mitchell’s principal occupation is owner of a public relations firm.

(d)	None of the Reporting Persons has during the last five years been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the Reporting Persons has during the last five years been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in the Reporting Person being subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Smith and Mr. Mitchell are each citizens of the United States of America. The Estate is being administered in the State of Florida.

Item 3.  Source or Amount of Funds or Other Consideration.

The Estate acquired the Common Stock previously owned by Robert Hill Smith under the laws of succession in Florida and pursuant to the terms of the will of Robert Hill Smith.

Item 4.  Purpose of Transaction.

The Estate acquired 2,003,780 shares of Common Stock following the death of Robert Hill Smith, the former beneficial owner, on May 28, 2013. The Co-Personal Representatives were declared qualified to act as the Co-Personal Representatives of the Estate by order of the Circuit Court for Leon County, Florida on June 5, 2013.

The Reporting Persons will continue to evaluate on an ongoing basis the Issuer’s financial condition, business, operations and prospects, the market price for the shares of Common Stock, conditions in the securities markets generally, general economic conditions, conditions affecting the Issuer’s operations and other factors, including management’s ability to maximize shareholder value. The Reporting Persons may purchase additional shares of Common Stock, or may sell or otherwise dispose of all or a portion of the shares of Common Stock in public and private transactions. Any such transactions may be effected at any time or from time to time.

Item 5.  Interest in Securities of the Issuer.

(a)	The Reporting Persons may be deemed to beneficially own an aggregate of 2,011,989 shares of Common Stock, constituting approximately 11.6% of the shares of Common Stock outstanding, 1,406 of which, constituting less than 1% of the shares outstanding, are owned directly by Douglas W. Smith and 6,803 of which, constituting less than 1% of the shares outstanding, are owned by the Elaine W. Smith Revocable Trust for which Douglas W. Smith serves as trustee and is a beneficiary.

(b)	The Reporting Persons have the sole power to vote or to direct the vote of, and sole power to dispose of or direct the disposition of, all of the shares of Common Stock referenced in paragraph (a) of this Item 5.

(c)	None of the Reporting Persons has effected any transaction in the shares of Common Stock during the past 60 days.

(d)	Not applicable.

(e)	Not applicable.

CUSIP No. 13974105	Page 5 of 5 Pages

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Messrs. Smith and Mitchell were declared qualified to act as the Co-Personal Representatives of the Estate by order of the Circuit Court for Leon County, Florida on June 5, 2013. The Estate and Co-Personal Representatives have entered into an agreement to file a joint Schedule 13D, a copy of which is attached hereto as Exhibit 7.1.

Item 7.  Material to Be Filed as Exhibits.

7.1	Agreement to File Joint Schedule 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 17, 2013

ESTATE OF ROBERT HILL SMITH

By:	/s/ Douglas W. Smith
Douglas W. Smith
Co-Personal Representative

/s/ Douglas W. Smith
Douglas W. Smith

/s/ E. Drew Mitchell
E. Drew Mitchell